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  October 10, 2023

       Nan Wang
       Chief Financial Officer
       SINOVAC BIOTECH LTD
       No. 39 Shangdi Xi Road
       Haidian District, Beijing 100085

                                                        Re: SINOVAC BIOTECH LTD
                                                            Form 20-F
                                                            File No. 001-32371

       Dear Nan Wang:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




  Sincerely,


  Division of Corporation Finance

  Office of Life Sciences
       cc:                                              Benjamin Su, Esq.